Exhibit (b)(4)

July 13, 2006

Rover Holdings Corp.

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard

Suite 2000

Los Angeles, California 90025

Attention: John Baumer

and

c/o Texas Pacific Group

301 Commerce Street

Suite 3300

Fort Worth, Texas 76102

Attention: Carrie Wheeler

Ladies and Gentlemen:

We understand that Rover Holdings Corp., a newly formed Delaware corporation (“you” or “HoldCo”), which is controlled by affiliates of Leonard Green & Partners, L.P. and Texas Pacific Group (collectively, the “Sponsors”), and Rover Acquisition Corp., a newly formed Delaware corporation (“AcquisitionCo”), all of the outstanding capital stock of which is owned by HoldCo, have entered into that certain Agreement and Plan of Merger, dated as of the date hereof and previously furnished to us (the “Acquisition Agreement”), among HoldCo, AcquisitionCo and PETCO Animal Supplies, Inc., a Delaware corporation (the “Company”), pursuant to which AcquisitionCo will be merged (the “Merger”) with and into the Company, with the Company as the surviving corporation of the Merger (the Merger and related acquisition transaction, the “Acquisition”). Upon consummation of the Acquisition, HoldCo will be a holding company that directly owns, and the sole asset of which is, all of the outstanding capital stock of the Company, as the surviving entity of the Merger pursuant to which the Acquisition is effected.

We further understand that, in order to finance the Acquisition, refinance certain existing indebtedness of the Company (including the Company’s existing term loan facility in an aggregate principal amount of approximately $80,000,000 and the Company’s outstanding senior subordinated notes (the “Existing Notes”) in an aggregate principal amount of approximately $89,300,0001), and pay related transaction fees and expenses (collectively, the “Transactions”), HoldCo and AcquisitionCo will require funds to be provided from:

(a)	(i) the issuance by HoldCo of common and preferred equity securities (the “HoldCo Stock”)

[1]	We understand that, to the extent the Existing Notes may not be redeemed prior to the Closing Date, the Company, HoldCo and/or AcquistionCo will either (a) offer to purchase (“the Tender Offer”) all of the Existing Notes and concurrently solicit consents from the holders thereof (the “Consent Solicitation”) to amend the indenture governing the Existing Notes to eliminate the significant restrictive covenants and eliminate or modify certain events of default and related provisions contained therein or (b) deposit funds with the trustee under the indenture governing the Existing Notes sufficient to “defease” on the Closing Date the Existing Notes pursuant to the terms of the indenture governing such notes (the “Defeasance”).

1

to the Sponsors for cash proceeds equal to (together with the rollover equity referred to below) at least 25% of the total debt and equity financing required by HoldCo to complete the Acquisition (the “Equity Contribution”), and (ii) the “rollover” of certain existing equity investments in the Company by certain members of existing management of the Company;

(b)	the borrowing by AcquisitionCo of approximately $650 million aggregate principal amount of term loans under a senior secured credit facility (such term loans, together with a revolving credit facility of approximately $200 million (of which AcquisitionCo may draw no more than the amount equal to the excess, if any, of working capital of the Company (disregarding any items increasing working capital not consistent with past practices) on the Closing Date (as defined below) over the average working capital of the Company for the latest twelve month period most recently ending prior to the Closing Date), the “Senior Credit Facilities”), pursuant to that certain commitment and related letters from Credit Suisse and Credit Suisse Securities (USA) LLC (“Lead Arrangers”), each dated as of the date hereof and previously furnished to us (collectively, the “Bank Commitment Letter”); and

(c)	the issuance and sale by AcquisitionCo to the Purchasers (as defined below) of its senior subordinated notes on the terms described herein (the “Notes”) in an original principal amount of $500 million.

This letter confirms the terms and conditions pursuant to which GS Mezzanine Partners 2006 Onshore Fund, L.P. and its affiliated investment funds or other affiliates of The Goldman Sachs Group, Inc. (collectively, the “GS Purchasers”) commit to purchase, for cash, in connection with the Transactions from AcquisitionCo, the Notes at the Closing (as defined below). You hereby agree that the GS Purchasers shall have the right in consultation with the Sponsors, to syndicate and assign a portion of the GS Purchasers’ commitment to purchase the Notes hereunder (not to exceed $100 million of the original principal amount of the Notes) to certain limited partners of the GS Purchasers identified by the GS Purchasers and to other third party investors identified by the GS Purchasers (any such permitted assignees, referred to from and after the effective date of any such assignment, together with the GS Purchasers, collectively, as the “Purchasers”); provided that, without your consent (not to be unreasonably withheld or delayed), no assignment by a GS Purchaser prior to the Closing shall release such GS Purchaser from its commitment hereunder.

In addition, this letter confirms your agreement to offer to the Purchasers the right to co-invest (the “Equity Co-Investment”) in up to $50 million of the HoldCo Stock (the “Purchaser Equity Securities”, and, together with the Notes, the “Securities”) at the Closing, allocated between each class of common and preferred equity of HoldCo in the same proportion, offered on the same economic terms and conditions and for the same relative consideration, as the Equity Contribution made by the Sponsors; provided that the Purchasers shall have a period of 14 days from the date of your acceptance of this letter to elect (by written notice to you) whether to participate in the Equity Co-Investment. The Purchaser Equity Securities shall be allocated among some or all of the Purchasers as determined by the GS Purchasers.

1.	Purchase and Sale. The purchase and sale of the Notes and the Purchaser Equity Securities (if applicable) shall be at the price and subject to the terms and conditions specified herein and in the term sheet attached hereto as Annex B (the “Term Sheet”).

2.	Expiration of Commitment; Closing Date. The commitment of the Purchasers hereunder shall expire at 5:00 p.m., New York City time, on July 21, 2006 (the “Commitment Termination Date”), unless at or prior to such time you shall have executed and returned to the GS Purchasers a copy of this letter.

For purposes hereof, the “Closing Date” shall refer to the date of the closing (sometimes referred to herein as “Closing”) of the Acquisition and the financing contemplated hereby, the Transactions and the other transactions contemplated by the Acquisition Agreement, written notice of which shall be given to the GS Purchasers at least fifteen (15) days in advance thereof; provided that you may, without incurring any obligation or liability to the Purchasers and in your sole discretion, defer the Closing Date specified in such notice from time to time, in each case upon at least one business day’s notice to the GS Purchasers. If you execute this letter, unless the Closing Date shall have previously occurred or the parties to this letter otherwise agree, the commitment of the Purchasers hereunder shall terminate on the earlier of (i) the termination of the Acquisition Agreement or (ii) 5:00 p.m., New York City time, on the earlier of December 31, 2006 and the Terminal Date (as defined in the Acquisition Agreement) (the “Termination Date”).

3.	Definitive Agreements. As soon as reasonably practicable after the execution of this letter, you and the GS Purchasers shall commence the negotiation of definitive agreements and documents (the “Definitive Agreements”) relating to the issuance of the Securities and other related matters (each of which, except for the agreements and documents referred to in clause (d) below, will initially be prepared by counsel to the GS Purchasers), including:

(a)	one or more purchase agreements among AcquisitionCo, HoldCo and the Purchasers, which shall set forth the terms and conditions upon which the Notes and the Purchaser Equity Securities (if applicable) will be purchased by the Purchasers;

(b)	an indenture with respect to the Notes among AcquisitionCo, the guarantors of the Notes and an indenture trustee reasonably satisfactory to the GS Purchasers;

(c)	an exchange and registration rights agreement pursuant to which the holders of the Notes will receive certain registration rights with respect to the Notes, among AcquisitionCo, the guarantors of the Notes and the Purchasers; and

(d)	if applicable, an equity subscription agreement, a registration rights agreement and a stockholders agreement among HoldCo, the Purchasers, and where applicable, the Sponsors with respect to Purchaser Equity Securities, which will be prepared by counsel to the Sponsors and which shall set forth the terms and conditions upon which Purchaser Equity Securities will be purchased and pursuant to which the holders thereof will be granted registration rights and be subject to the restrictions on transfer set forth therein.

The Definitive Agreements will include the terms summarized in the Term Sheet. Upon the consummation of the Merger, the obligations of AcquisitionCo will be assumed by the Company, as the surviving entity of the Merger. Notwithstanding anything in this Commitment Letter or the Term Sheet or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, the terms of the Definitive Agreements shall be in a form such that they do not impair the commitment hereunder to purchase the Notes on the Closing Date if the conditions set forth in Section 4 of this Commitment Letter and in the Term Sheet are satisfied (it being understood that, to the extent any guarantee is not provided on the Closing Date under both the Senior Credit Facilities and the Notes after your use of commercial reasonable efforts to do so, the delivery of such guarantee shall not constitute a condition precedent to the commitment hereunder to purchase the Notes on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed).

4.	Certain Conditions Precedent. The commitment of the Purchasers hereunder is subject to the following conditions (in addition to the conditions set forth in the Term Sheet): (a) the Purchasers shall have received projections in customary form of the Company and its subsidiaries for the fiscal years 2006 through 2012 and for the six fiscal quarters beginning with the third quarter of fiscal year 2006 since the date hereof, and (b) there shall not have occurred any change, event, occurrence, development or circumstance which, individually or in the aggregate, constitutes a Material Adverse Effect (as defined below). For purposes hereof, “Material Adverse Effect” shall mean any event, circumstance, change, condition, development or occurrence either individually or in the aggregate with all other events, circumstances, changes, conditions, developments or occurrences, resulting in a material adverse effect on the business, results of operations, financial condition, assets or liabilities of the Company and its subsidiaries taken as a whole, other than any event, circumstance, change, condition, development or occurrence resulting from (1) changes in general economic conditions, whether locally, nationally or internationally, (2) changes in securities markets generally, (3) changes in the pet specialty or animal supplies industries or the retail industry generally, (4) any act of civil unrest, war or terrorism, (5) any change in Law (as defined in the Acquisition Agreement) or GAAP (as defined in the Acquisition Agreement) or interpretations thereof, (6) any changes or events resulting from the execution or announcement of the Acquisition Agreement or the announcement of the Merger or any of the other transactions contemplated by the Acquisition Agreement (including any loss of employees, suppliers, Contracts (as defined in the Acquisition Agreement) or customers of the Company or any of its subsidiaries to the extent due to the announcement of the Acquisition Agreement or the transactions contemplated thereby), (7) changes in the market price or trading volume of the Company’s common stock, (8) changes in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to the Company or its subsidiaries (including, in and of itself, any failure to meet analyst projections), (9) the failure, in and of itself, of the Company to meet any expected or projected financial or operating performance target publicly announced prior to the date hereof, as well as any change, in and of itself, by the Company in any expected or projected financial or operating performance target as compared with any target publicly announced prior to the date hereof, or (10) any actions required under the Acquisition Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Merger, unless, in the case of the foregoing clauses (1), (2), (3) and (4), such changes referred to therein have a materially disproportionate effect on the business, results of operations, financial condition, assets or liabilities of the Company and its subsidiaries, taken as a whole, relative to other participants in the pet specialty or animal supplies industries.

5.

Inspection and Access to Information. From and after the date of execution of this letter by the parties hereto, you shall, and shall cause AcquisitionCo to, and shall use your commercially reasonable efforts to cause the Company and its subsidiaries to, permit access to, and make available to the Purchasers’ representatives and their accounting and legal advisors for inspection and review, the properties, books, records, accounts and documents of or relating to you, AcquisitionCo, the Company and its subsidiaries, and you shall, and shall cause AcquisitionCo to, and shall use your commercially reasonable efforts to cause the Company and its subsidiaries to, make available at reasonable times and to a reasonable extent officers and employees of the Sponsors, HoldCo, AcquisitionCo, the Company and its subsidiaries to discuss with the Purchasers’ and their accounting and legal advisors the business and affairs of HoldCo, AcquisitionCo, the Company and its subsidiaries, such inspection and discussion to be undertaken prior to the execution of the Definitive Agreements. In addition, you shall, and shall cause AcquisitionCo to, and shall use your commercially reasonable efforts to cause the Company and its subsidiaries to, provide the Purchasers with substantially the same information as shall be provided to the Lead Arrangers or the lenders in respect of the Senior Credit Facilities pursuant to the Bank Commitment Letter. The Purchasers may share the foregoing information with their respective lenders and their respective consultants and advisors (including rating agencies), so long as such lenders or other parties have entered into a customary confidentiality agreement with the Purchasers.

6.	No-Shop. From the date hereof until the earliest of: (a) the mutual agreement of the parties not to pursue the execution of the Definitive Agreements; (b) the termination of such Definitive Agreements in accordance with the terms thereof; (c) the Closing Date; and (d) if the Closing Date shall not have theretofore occurred, the Termination Date (or such later date as you and the Purchasers shall have mutually agreed to extend the Purchasers’ commitment hereunder), so long as the Purchasers continue to be willing to purchase the Notes and execute the Definitive Agreements in accordance with the terms hereof, you shall not, and shall cause your affiliates, agents, representatives, and any other person acting on your or their behalf not to, directly or indirectly solicit, participate in any negotiations or discussions with or provide or afford access to information to any third party with respect to, or otherwise facilitate, encourage or accept any offers for the purchase of the Notes or any alternative debt financing arrangements in connection with the Transactions (other than the Senior Credit Facilities), and shall terminate or have terminated prior to the date hereof any agreement or arrangement related to the foregoing to which you or your affiliates are parties, as well as any of the foregoing activities and discussions as may be continuing on the date hereof with any party other than the Purchasers and their representatives.

7.	Certain Payments and Expenses. In consideration of the Purchasers’ agreements hereunder, you agree to make, or cause AcquisitionCo to make, subject to the consummation of the Acquisition, the non-refundable Closing Payment as set forth in the Term Sheet to be made upon the Closing Date, as a reduction of the purchase price payable by the Purchasers for the issuance of the Notes at the Closing. In addition, if the Acquisition is consummated, you agree to reimburse, or to cause the Company to reimburse, the Purchasers, on the Closing Date for their reasonable and documented out-of-pocket expenses, including reasonable and documented fees and disbursements of not more than one counsel and any consultant and advisor approved by you, in each case incurred in relation to the transactions contemplated hereby. In addition, you agree that if the Acquisition shall have been terminated or abandoned and you or any of your affiliates shall receive any compensation in the nature of a break-up, termination, expense reimbursement or similar fee or payment (the “Break-Up Compensation”), you will promptly pay to the Purchasers an amount equal to the reasonable out-of-pocket expenses payable to the Purchasers pursuant to this letter (such expenses to be determined as if the Closing Date had occurred on the date of such termination or abandonment); provided that, to the extent that the sum of the Purchasers’ out-of-pocket expenses and the Sponsors’ out-of-pocket expenses (including fees and expenses required to be reimbursed to the Lead Arrangers) exceeds the amount of the Break-Up Compensation, such reimbursement shall be made on a pro rata basis with the payment of the Sponsors’ out-of-pocket expenses.

8.

Confidentiality. This letter and its terms and the Transactions contemplated hereby shall be kept confidential by the parties hereto until the parties mutually agree upon the language and timing of a press release or the earlier public announcement of the Acquisition, provided that, without limiting the foregoing, you will provide the Purchasers reasonable opportunity to review and comment upon any reference to any of them or their role in connection with the Transactions in any press release or other public disclosure made by or on behalf of the Sponsors, or any of its affiliates, prior to the public release thereof. Notwithstanding the foregoing, (a) the parties may disclose this letter and its terms (i) to their investors, lenders (and, if required, to the rating agencies), and limited partners, as well as the respective officers, employees, directors, affiliates (other than other portfolio companies), attorneys and advisors of the parties and their investors, lenders and limited partners on a confidential and need-to-know basis in connection with the Transactions contemplated hereby, (ii) as required by applicable law (provided that you shall and shall use your commercially reasonable efforts to cause the Company to consult with the GS Purchasers with respect to the disclosure of the financing contemplated by this letter in any filing with the Securities and Exchange Commission, including without limitation Schedule 13E-3, and shall afford the GS Purchasers or their representatives reasonable opportunity to comment thereon) or compulsory legal process or in the prosecution of any proceeding initiated by one or more of the parties hereto, (iii) to the Company and its officers, directors, consultants, advisors and counsel, on a confidential basis in connection with the Transactions, and (iv) to other Purchasers or prospective purchasers and (b) each party (and each of their respective employees, representatives or other agents) may disclose to any and all persons, without limitations of any kind, the tax treatment and tax structure of the transactions contemplated by this letter and all materials of any kind (including without limitation, opinions and other tax analyses) that are provided to any such party relating to such tax treatment and tax structure; provided, however, that any information relating to the tax treatment or tax structure shall remain subject to the confidentiality provisions hereof (and the foregoing sentence shall not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates, and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax structure” means any facts relevant to the federal income tax treatment of the transactions contemplated by this letter but does not include information relating to the identity of any of the parties hereto or any of their respective affiliates.

9.	Indemnification. In connection with arrangements such as this, it is our policy to receive indemnification. Effective upon execution of this letter, you hereby agree to the provisions with respect to our indemnity and other matters set forth in Annex A which are incorporated by reference into this letter.

10.	Other Activities. As you know, The Goldman Sachs Group, Inc. is a full service securities firm and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of you, AcquisitionCo, and their respective subsidiaries and other companies which may be the subject of the arrangements contemplated by this letter.

11.	Governing Law. This letter shall be governed by the internal laws of the State of New York without regard to principles of conflicts of laws that would require the application of laws of another state.

12.

No Beneficiaries; Assignments. This letter has been and is made solely for your benefit and the benefit of the Sponsors, the Purchasers and the Purchasers’ affiliates, and no other person will acquire or have any right under or by virtue of this letter. You may not assign any of your rights or obligations hereunder without the prior written consent of the GS Purchasers; provided, however, that you may assign your rights and delegate your obligations hereunder to one or more affiliates of the Sponsors controlled by the Sponsors and formed for the purpose of effecting the Merger, and upon such assignment and delegation and the assignee becoming bound hereunder, your obligations hereunder shall terminate.

13.	Entire Agreement. This letter (including the indemnity and other provisions in Annex A and the Term Sheet in Annex B) constitutes the entire agreement between the parties hereto with respect to the matters covered hereby and supersedes all prior communications, written and oral, between you and the Purchasers.

14.	Termination; Survival. The obligations and representations of the parties hereto shall automatically terminate upon the earlier of (i) the Termination Date and (ii) the date of execution of the Definitive Agreements (in which case, the terms of this letter shall be superseded by the provisions of the Definitive Agreements). Subject to the immediately preceding sentence, in the event the Definitive Agreements are not executed, the reimbursement, indemnification and confidentiality provisions contained in this letter shall survive and shall remain in full force and effect notwithstanding the termination of this letter or the commitments and agreements of the Purchasers hereunder.

15.	Counterparts. This letter may be executed in counterparts, each of which shall be deemed to constitute an original but all of which shall constitute one and the same instrument. Delivery of an executed signature page of this letter by facsimile, e-mail or similar transmission shall be effective as delivery of a manually executed counterpart hereof.

16.	USA Patriot Act. We hereby notify you, AcquisitionCo, the Company and the Sponsors that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), the Purchasers may be required to obtain, verify and record information that identifies you, AcquisitionCo, the Company and the Sponsors, which information includes the name and address of each of you, AcquisitionCo, the Company and the Sponsors, and other information to the extent required by law. This notice is given in accordance with the requirements of the Patriot Act and is effective for all Purchasers.

This letter shall not constitute a binding commitment of the Purchasers unless signed by you prior to the Commitment Termination Date. If the foregoing terms and conditions are acceptable to you, please so indicate by signing both of the enclosed copies of this letter where indicated and returning one to the undersigned on or prior to the Commitment Termination Date whereupon this letter shall become a binding agreement between us. If this letter is not signed and returned as described in the preceding sentence by such date, this letter will terminate on such date.

Very truly yours,

GS MEZZANINE PARTNERS 2006 ONSHORE FUND, L.P.

By:	GS Mezzanine Partners 2006 Onshore Fund, L.L.C., its general partner

By:	/s/ Michael Koester
	Name:	Michael Koester
	Title:	Managing Director

Agreed to and Accepted as of July 13, 2006

ROVER HOLDINGS CORP.

By:	/s/ John Baumer
Name:	John Baumer
Title:	Vice President

ANNEX A

In the event that the Purchasers become involved in any capacity in any action, proceeding or investigation brought by or against any person, including stockholders or investors in you, AcquisitionCo, the Company or in connection with or as a result of the Purchasers’ agreements contained or any other matter referred to in this letter, you and AcquisitionCo (the “Indemnitors”) periodically will reimburse the Purchasers for their reasonable and documented out-of-pocket expenses (including the reasonable and documented fees and disbursements of attorneys and reasonable and documented costs of any investigation and preparation) incurred in connection therewith unless indemnity is not available under the terms of this Annex A. The Indemnitors also will indemnify and hold the Purchasers harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of the Purchasers’ agreements contained or any matter referred to in this letter, except to the extent that any such loss, claim, damage or liability is determined by the final non-appealable judgment of a court of competent jurisdiction to result from the gross negligence, bad faith or willful misconduct of the Purchasers in performing the obligations that are the subject of this letter or failure to fund in breach of the Purchasers’ obligations under this letter. If for any reason the foregoing indemnification is unavailable to the Purchasers or insufficient to hold them harmless, then the Indemnitors shall contribute to the amount paid or payable by the Purchasers as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Indemnitors on the one hand and the Purchasers on the other hand in the matters contemplated by this letter as well as the relative fault of the Indemnitors and the Purchasers with respect to such loss, claim, damage or liability and any other relevant equitable considerations unless indemnity is not available under the terms of this Annex A. The reimbursement, indemnity and contribution obligations of the Indemnitors under this paragraph shall be in addition to any liability which the Indemnitors may otherwise have, shall extend upon the same terms and conditions to (i) any affiliate of the Purchasers (including The Goldman Sachs Group, Inc.), and (ii) the partners, stockholders, members, directors, agents, attorneys, employees and controlling persons (if any), as the case may be, of the Purchasers and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitors, the Purchasers, any such affiliate and any such person. The Indemnitors also agree that neither the Purchasers nor any of such affiliates, partners, stockholders, members, directors, agents, attorneys, employees or controlling persons shall have any liability to the Indemnitors or any person asserting claims on behalf of or in the right of the Indemnitors in connection with or as a result of the Purchasers’ agreements contained or any matter referred to in this letter except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Indemnitors are determined by the final non-appealable judgment of a court of competent jurisdiction to result from the gross negligence, bad faith or willful misconduct of the Purchasers in performing the obligations that are the subject of this letter or by reason of Purchasers’ failure to fund in breach of Purchasers’ obligations under this letter. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of the letter to which this Annex A is attached and is made part of or any matter referred to in such letter is hereby waived by the parties hereto. Except as set forth in the letter to which this Annex A is attached, the provisions of this Annex A shall survive any termination or completion of such letter to which this Annex A is attached and is made part of.

A - 1

ANNEX B

Summary of Terms and Conditions of the

Senior Subordinated Notes and Equity Co-Investment

This Summary of Terms and Conditions outlines certain terms of the Securities referred to in the letter (the “Commitment Letter”), of which this Annex B is a part. Capitalized terms that are otherwise not defined herein shall have the meaning given to such terms in the Commitment Letter.

Securities:	Senior Subordinated Notes of AcquisitionCo (the “Notes”), in an original principal amount equal to $500 million, issued pursuant to the Indenture.

Issuer:	AcquisitionCo. The obligations of AcquisitionCo under the Indenture and the Notes will be assumed by the Company upon consummation of the Merger. The issuer of the Notes will be the same entity that is the borrower under the Senior Credit Facilities.

Sponsors:	Leonard Green & Partners, L.P. and Texas Pacific Group and their respective affiliates (collectively, the “Sponsors”).

Guarantors:	Subject to the last sentence of Section 3 of the Commitment Letter, (i) HoldCo and each other holding company (if any) at any time thereafter which, directly or indirectly, owns the capital stock of the Company, and (ii) all present and future direct and indirect domestic subsidiaries of the Company, to the extent they are guarantors under the Senior Credit Facilities, subject to exceptions to be mutually agreed. The guarantees will be subordinated to the guarantees of the Senior Credit Facilities to the same extent as the Notes are subordinated to the Senior Credit Facilities.

Purchasers:	As defined in the Commitment Letter

Closing Date:	On or before the Termination Date.

Closing Payment:	3.0% of the initial principal amount of Notes purchased by the Purchasers (the “Closing Payment”), payable as a reduction of the purchase price payable by the Purchasers for the Notes at Closing.

Interest:	Interest on the Notes shall accrue at a rate of 10.50% per annum, based on a 360-day year of twelve 30-day months, payable in cash quarterly in arrears, provided that, on any quarterly interest payment date on or prior to the 3rd anniversary of Closing, the Company shall have the option to capitalize a portion of interest accruing at a rate of 5.25%, with the remaining interest accruing at a rate of 5.25% being payable in cash, as aforesaid. After the 3rd anniversary of Closing, all of the interest accrued on the Notes shall be payable in cash quarterly in arrears.

Final Maturity:	8 years from Closing.

Use of Proceeds:	Fund the Acquisition of the Company, refinance certain existing indebtedness of the Company and its subsidiaries, and pay transaction fees and expenses.

Voluntary Redemptions:	Redemption of the Notes will be permitted at any time after the 3rd anniversary of Closing, in whole or in part, at a redemption price equal to (i) the premiums listed below multiplied by (ii) the then outstanding principal amount of the Notes being redeemed:

On or after the 3rd and prior to the 4th anniversary of Closing:	107.000%

On or after the 4th and prior to the 5th anniversary of Closing:	105.250%

On or after the 5th and prior to the 6th anniversary of Closing:	102.625%

After the 6th anniversary of Closing:	100.000%

together with all accrued and unpaid interest on the Notes being redeemed to the date of redemption.

In addition, prior to the 3rd anniversary of Closing, the Notes may be redeemed in whole or in part, at a redemption price equal to (x) 100% of the Current Accretion Amount (as defined below) of Notes being redeemed, together with, (y) all accrued and unpaid Cash Interest (as defined below) on Notes being redeemed to the date of redemption, plus (z) a Make-Whole Premium defined as an amount equal to (A) the present value of (i) the remaining payments of interest (excluding interest that is included in the definition of Current Accretion Amount) on the Notes being redeemed and (ii) the redemption price of Notes being redeemed; assuming that on the 3rd anniversary of Closing, the principal amount of Notes being redeemed will be redeemed at 107% of the Current Accretion Amount of Notes being redeemed thereof, together with accrued and unpaid Cash Interest on Notes being redeemed to the date of redemption, and using an annual discount factor (applied quarterly) equal to the applicable treasury rate plus 50 basis points, less (B) the principal amount of Notes being redeemed as of the day of determination; provided, however, that in no case shall the Make-Whole Premium be less than zero.

As used herein, “Current Accretion Amount” shall mean the sum of (x) the then outstanding principal amount of the Notes being redeemed, and (y) to the extent accrued interest is permitted to be capitalized on the next quarterly interest payment date and accrued interest was actually capitalized on the immediately prior quarterly interest payment date, the portion of accrued and unpaid interest since such immediately prior quarterly interest payment date on the Notes to the redemption date that is permitted to be capitalized on the next quarterly interest payment date.

As used herein, “Cash Interest” shall mean all other accrued and unpaid interest on the Notes being redeemed that is not included in the Current Accretion Amount to the date of redemption.

Furthermore, (a) prior to the 3rd anniversary of Closing, up to 40% of principal amount of Notes may be redeemed out of the proceeds of one or more public common equity offerings (an “IPO”) by HoldCo or any parent entity of HoldCo to the extent the proceeds thereof are contributed to HoldCo at a redemption price equal to 108% of the Current Accretion Amount of Notes being redeemed, together with all accrued and unpaid Cash Interest on Notes being redeemed to the date of redemption provided that no less than 60% of the aggregate principal amount of Notes shall remain outstanding after such redemption and (b) on or after the 2nd anniversary of Closing and prior to the 3rd anniversary of Closing, all, but not less than all, of the Notes may be redeemed upon the sale of all of the capital stock or assets of HoldCo or any parent entity of HoldCo to an unaffiliated third party at a redemption price equal to 108% of the Current Accretion Amount of the Notes being redeemed, together with all accrued and unpaid Cash Interest on the Notes being redeemed to the date of redemption.

Each voluntary redemption must relate to an aggregate principal amount of Notes of at least $5 million.

Change of Control:	Upon the occurrence of a Change of Control, the Company will be required to offer to redeem all of the Notes at a price equal to 101% of the Current Accretion Amount thereof, plus all accrued and unpaid Cash Interest thereon to the date of redemption. Change of Control will include any transaction or event, the result of which is that either (a) after an IPO, any person or group (other than the Sponsors and their affiliates) becomes the direct or indirect owner of capital stock of HoldCo representing more than 50% of the voting power of HoldCo, or (b) prior to an IPO, (i) the Sponsors and their affiliates directly or indirectly sell or dispose of a number of shares of capital stock of HoldCo (adjusted for stock splits, combinations, and comparable transactions) representing more than 50% of the number of shares of the capital stock of HoldCo owned by the Sponsors as of the Closing or (ii) the Sponsors are no longer able to either (A) designate and elect at least 50% of the board of directors of HoldCo or (B) veto certain significant corporate actions to be defined in a mutually satisfactory manner (such as management hiring/removal decisions; capital structure decisions, including debt and equity financings; asset sales; acquisitions; and/or business combinations). It is understood and agreed that the ownership by any person or group (other than the Sponsors and their affiliates) of more than 50% of the voting power of HoldCo immediately prior to an IPO will not result in the automatic Change of Control upon the consummation of an IPO unless such person acquires any additional capital stock of HoldCo, while remaining a direct or indirect owner of 50% of the voting power of HoldCo.

Security/Subordination:	The Notes will be unsecured and shall be subordinated to the Senior Credit Facilities pursuant to subordination provisions usual and customary for high yield senior subordinated debt securities (including customary payment blockage provisions) on terms reasonably satisfactory to the GS Purchasers. Without limiting the generality of the foregoing, the Notes shall not be subject to any remedies blockage.

Conditions Precedent:

The Purchasers’ commitment to purchase the Securities at Closing hereunder is subject to satisfaction in all material respects of the following conditions:

(i)     negotiation, execution and delivery, on or before Closing, of the Definitive Agreements reflecting the terms of the Securities as set forth herein;

(ii)    the Equity Contribution shall have been made in at least the amount set forth in the Commitment Letter to HoldCo, and HoldCo shall have contributed the net cash proceeds thereof to AcquisitionCo, which shall have used (or shall substantially concurrently with the purchase of the Securities use) such proceeds to consummate the Acquisition, in an aggregate amount representing, together with the Rollover Equity, at least 25% of the total debt and equity financing required by HoldCo to complete the Acquisition;

(iii)  (a) the senior financing for the Acquisition shall have been consummated substantially concurrently with the closing of the Acquisition substantially on the terms and conditions set forth in the Bank Commitment Letter, (b) the terms or conditions of the Bank Commitment Letter shall not have been amended, modified, supplemented or waived in any material respect (other than any amendments, modifications, supplements or waivers as are not materially adverse to the Purchasers), (c) no material indebtedness shall remain outstanding immediately after giving effect to the Acquisition other than (A) the loans under the Senior Credit Facilities, (B) the Notes, and (C) if applicable, Existing Notes that have been either (x) not tendered in connection with the Tender Offer and Consent Solicitation which shall have been effected in respect thereof (it being understood and agreed that, if more than an amount to be mutually agreed upon of Existing Notes shall remain so outstanding, the aggregate principal amount of the term loans under the Senior Credit Facilities will be reduced in a corresponding amount) or (y) Defeased, and (d) after giving effect to the Acquisition, there shall not exist (pro forma for the Acquisition and the financing thereof) any default or event of default under the Notes;

(iv)   (a) the Acquisition shall be consummated substantially concurrently with the purchase of the Notes in accordance with the terms of the Acquisition Agreement, and no term shall have been amended or waived, in a manner material and adverse to the interests of the Purchasers, without the consent of the GS Purchasers and (b) to the extent any preferred equity securities are issued in connection with the Transactions, the payment terms of such preferred equity securities shall be reasonably satisfactory to the GS Purchasers;

(v)    the Purchasers shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Company as of and for the four-fiscal quarter period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days before the Closing Date, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements.

(vi)   the issuance of the Securities shall be in compliance in all material respects with applicable law and regulations;

(vii) the Purchasers shall have received such customary closing certificates and legal opinions as may be reasonably required by the GS Purchasers; and

(viii) the Purchasers shall have received as addressees a solvency certificate substantially similar to that delivered under the Senior Credit Facilities.

Representations, Warranties and Indemnities:	Customary representations, warranties and indemnities consistent with similar mezzanine financings of this type for the Sponsors’ affiliates with the GS Purchasers and in any event no more onerous than those contemplated by the Senior Credit Facilities. Notwithstanding anything in the Commitment Letter, this Term Sheet, the Definitive Agreements or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, the only representations relating to the Company, its subsidiaries and their businesses the making of which shall be a condition to the purchase of the Notes on the Closing Date shall be (a) such of the representations made by the Company in the Acquisition Agreement as are material to the interests of the Purchasers, but only to the extent that HoldCo and AcquisitionCo have the right to terminate their obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement, and (b) the representations and warranties of the Company relating to corporate power and authority, the enforceability of the Definitive Agreements, Federal Reserve margin regulations, the Investment Company Act, the brokers and finders and private placement of the Notes.

Covenants:

Customary affirmative covenants for similar mezzanine financings of the Sponsors’ affiliates of similar size and type with the GS Purchasers, and in any event no more onerous than those contemplated by the Senior Credit Facilities, limited to: preservation of corporate existence; maintenance of properties, books, records and access thereto; payments of notes; maintenance of office or agency; reports, including delivery to Purchasers of substantially the same information provided to Lead Arrangers or lenders in respect of the Senior Credit Facilities; compliance certificates; payment of taxes; stay, extension and usury laws; compliance with laws; insurance; and post-closing guarantees; provided that the indenture with respect to the Notes will contain only those affirmative covenants that are customarily included in senior subordinated high yield note indentures by affiliates of the Sponsors and the balance of the affirmative covenants will be included in the note purchase agreement with the Purchasers.

Customary negative covenants for similar mezzanine financings of the Sponsors’ affiliates of similar size and type with the GS Purchasers limited to (with exceptions and materiality thresholds to be mutually agreed): limitations on incurrence of indebtedness and issuance of preferred stock (the “Debt Incurrence Covenant”); prohibition on the incurrence of any debt that is senior to the Notes and subordinated in right of payment or in respect of proceeds of realization of collateral (including any second lien debt) to any other senior indebtedness; restrictions on dividends, investments and other restricted payments; affiliate transactions; change of business from the business currently conducted by the Company and its subsidiaries; liens and negative pledges; payments for consents; sale and leaseback transactions; issuances/sales of capital stock of subsidiaries; mergers, consolidations and asset sales (including a requirement for the prepayment of debt (or reinvestment in the Company’s business) using the proceeds of such asset sales, subject to requirements under the Senior Credit Facilities); and dividend and other payment restrictions affecting subsidiaries. There will be an allowance for the payment by the Company to the Sponsors of an annual management fee (other than upon or during the continuance of a default or an event of default), not to exceed an amount to be mutually agreed. There will be no financial maintenance covenants.

The Debt Incurrence Covenant with respect to the Notes will include customary baskets and exceptions and shall include a ratio debt incurrence test that prevents the incurrence of additional debt by the Company and its subsidiaries (including the issuance by the Company and its subsidiaries of disqualified capital stock and the issuance of preferred stock by the Company’s subsidiaries) if, after giving effect to such incurrence, the ratio of EBITDA (with adjustments to be mutually agreed upon) of the Company and its subsidiaries to total consolidated fixed charges (including non-cash interest and preferred stock dividends but excluding any non-cash preferred stock dividends from preferred stock) would be equal to or less than 2.00:1.00.

HoldCo will also not be permitted to own any material assets or engage in any business other than the direct ownership of 100% of the capital stock of the Company, which ownership shall be maintained in full by HoldCo so long as any Notes remain outstanding.

Events of Default:

Customary events of default consistent with similar mezzanine financings of the Sponsors’ affiliates with the GS Purchasers, and in any event no more onerous than those contemplated by the Senior Credit Facilities, limited to: failure to make principal or interest payments; bankruptcy or insolvency; cross-acceleration and cross payment (at maturity) default for senior debt and cross default for other pari passu or junior debt issued by the Company, its subsidiaries or any Guarantors; material uninsured and unpaid judgment; violation of covenants; and material inaccuracy of representations or warranties, subject to grace periods to be mutually agreed for all covenant defaults and subject to other exceptions and thresholds to be mutually agreed.

In the event that a default in payment on the Notes or an event of default occurs with respect to the Notes, the interest rate on, so long as the GS Purchasers and their affiliates constitute the Required Holders of the Notes, the outstanding principal amount of the Notes, and, otherwise, on the overdue amount, if any, of the Notes, shall increase by 200 basis points above the otherwise applicable interest rate for any period during which such a default or event of default remains uncured, and such increase shall be payable in cash from time to time on demand.

Rule 144A/Private Resales:	At any time after Closing, upon request, HoldCo and the Company will provide the Purchasers with the information required to satisfy the information delivery requirements of Rule 144A(d)(4). In addition, the Notes can be sold, pledged or otherwise transferred by the Purchasers on any other private market basis at any time in accordance with applicable securities laws (other than to any competitor (to be defined in a mutually satisfactory manner by reference to a specific list of names) of the Company or any of its subsidiaries).

Registration Rights:	After an initial public offering of equity securities or a registration of debt securities of HoldCo or its subsidiaries or any parent of HoldCo, the Company shall, if requested by GS Purchasers holding a majority of the outstanding principal amount of Notes, agree to make an exchange offer, subject to standard blackout provisions, that will permit Purchasers in such Rule 144A transactions to exchange such Notes for identical and freely transferable notes subject to applicable law. In addition, for any Purchasers that are ineligible to participate in the exchange offer, the Purchasers shall receive one demand registration right exercisable by Purchasers holding at least $50 million of Notes, pursuant to which the Company will file a shelf registration statement with standard blackout provisions and of a duration to be agreed upon.

Equity Co-Investment:	In connection with the purchase of the Notes, the Purchasers or their affiliates will have the right to acquire at Closing common and/or preferred (if any) equity of HoldCo (the “Purchaser Equity Securities”), for an aggregate purchase price of up to $50 million; provided that the Purchasers shall have a period of 14 days from the date of your acceptance of this letter to elect (by written notice to you) whether to acquire the Purchaser Equity Securities. The Purchaser Equity Securities will have the same number of votes per share, will represent the same percentage ownership interest per share and will have the same terms as the shares of common and preferred (if any) equity owned by the Sponsors, will have (when taken in the aggregate) and will be purchased at the same purchase price as those purchased by the Sponsors, will have pre-emptive rights for non-public dilutive sales at less than fair market value, tag-along rights (including rights to assure that all Purchaser Equity Securities will be purchased in the event of a Change of Control), and will be subject to drag-along rights in connection with a sale of HoldCo, subject in each case to customary exceptions. The Purchaser Equity Securities shall be entitled to participate pro rata in any piggyback registration rights granted to the Sponsors in connection with and following an IPO, to the extent exercised by the Sponsors. The Purchaser Equity Securities will be separately transferable and saleable from the Notes, subject to limitations applicable to other equity investors, including as set forth in the equity subscription agreement, registration rights agreement and stockholders agreements relating to the Purchaser Equity Securities, and subject to limitations with respect to transfers to competitors of the Company and its subsidiaries.

Board Rights:	For so long as GS Purchasers hold Notes that in the aggregate represent at least 50% of the principal amount of Notes then outstanding, GS Mezzanine Partners 2006 Institutional, L.P. and/or any other entity affiliated with the GS Purchasers and designated by the GS Purchasers (“GS VCOC”) will have the right to appoint one non-voting observer, who is an employee of Goldman, Sachs & Co., to the board of directors of HoldCo and the Company, which observer, among other things, will be entitled to receive monthly unaudited financial statements and copies of all board of directors materials that are distributed generally to the relevant board members, in connection with a meeting of (or action by written consent of); provided, that such observer may not be entitled to attend or observe any board meeting or to receive information or any materials relating to any information, business, affairs or other matters which management or the directors believe could result in (or there could exist) a conflict of interest or could adversely affect the attorney-client privilege between HoldCo and the Company and their respective board of directors (or any member thereof) and any of their respective counsel. HoldCo and the Company, as the case may be, will reimburse such non-voting observer for all reasonable and documented travel and other out-of-pocket expenses related to the performance of their respective duties. The board of directors of HoldCo and the Company shall not establish or employ committees to circumvent or having the effect of circumventing GS VCOC’s rights to representation on such board of directors of such entity. HoldCo and the Company will hold meetings of its board of directors no less frequently than three times per year and sufficient notice of the date of any meeting will be provided to the GS Purchasers.

Reimbursement of Expenses:	HoldCo and the Company will reimburse the Purchasers on the Closing Date (if the Closing Date occurs) for all reasonable and documented out-of-pocket expenses, including attorney fees and disbursements with respect to not more than one counsel, incurred by the Purchasers in relation to the Transactions contemplated by this term sheet, any amendments or waivers of the Definitive Agreements requested by HoldCo or the Company (whether or not consummated) and the enforcement of the Purchasers’ rights under the Commitment Letter and/or Definitive Agreements.

Access to Information:

The GS Purchasers, each Additional VCOC Entity and each parent fund of the GS Purchasers and any Additional VCOC Entity that is a VCOC (including GS VCOC) shall receive quarterly unaudited financial statements, audited annual financial statements, annual budget, and other financial and operational information to be mutually determined, as well as management, consultation, information, inspection and access rights in HoldCo, the Company and their respective subsidiaries that the Purchasers require in order for the investment to qualify as a venture capital investment (as defined in the US Department of Labor Regulation § 2510.3-101), in the GS Purchasers’ discretion.

The GS Purchasers and the Additional VCOC Entities may share the foregoing information with their respective lenders, consultants, advisors (including rating agencies), employees, affiliates, limited partners and investors, so long as such lenders, consultants, advisors and investors have entered into a customary confidentiality agreement with the GS Purchasers or the Additional VCOC Entities, as the case may be, and HoldCo and the Company.

As used herein, “Additional VCOC Entity” means a Purchaser which is both (i) a “venture capital operating company” or a subsidiary or a parent entity of a “venture capital operating company” and (ii) either: (A) an affiliate of any GS Purchaser or (B) an institutional accredited investor holding at least $30 million aggregate principal amount of Notes who has requested to be treated as an Additional VCOC Entity and whose request has been approved by the Sponsors, such approval not to be unreasonably withheld or delayed.

Required Holders:	With respect to the Notes, at any time, the holders of more than 50% of the principal amount of Notes then outstanding.

Counsel to the Purchasers:	Fried, Frank, Harris, Shriver & Jacobson LLP

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